FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Third quarter, year ending March 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 9, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Consolidated Results of Operations Third quarter, year ending March 2018 (US GAAP) Nomura Holdings, Inc. February 2018 Connecting Markets East & West © Nomura

Outline Presentation-Financial Supplement Executive summary (p. 2)-Consolidated balance sheet (p. 16) Overview of results (p. 3)-Value at risk (p. 17) Business segment results (p. 4)-Consolidated financial highlights (p. 18) Retail (p. 5-6)-Consolidated income (p. 19) Asset Management (p. 7-8)-Main revenue items (p. 20) Wholesale (p. 9-11)-Consolidated results: Income (loss) before-income-taxes-by -segment and region (p. 21) Non-interest expenses (p. 12)—Segment “Other” (p. 22) Robust financial position (p. 13)—Retail related data (p. 23-26) Funding and liquidity (p. 14)—Asset Management related data (p. 27-28) -Wholesale related data (p. 29) -Number of employees (p. 30)

Executive summary

NOMURA

Highlights

FY2017/18 1Q – 3Q

- **Income before income taxes: Y281.2bn (+17% YoY); Net income[1]: Y196.7bn (+10%); ROE[2]: 9.3%; EPS[3]: Y55.12**
  - Retail and Asset Management reported stronger income before income taxes on the back of the stock market rally
  - Segment Other income before income taxes increased due to disposal of non-core assets and progress of our booking entity strategy

FY2017/18 3Q

- **Income before income taxes: Y120.8bn (+45% QoQ); net income[1]: Y88.0bn (+70%); ROE[2]: 12.4%; EPS[3]: Y25.12**
  - Three segment income before income taxes up QoQ as Retail offset a decline in Wholesale
  - Progress in winding up of EMEA booking entity; Recognized income from FX translation adjustment (approx. Y45bn)

- **Three segment income before income taxes of Y66.2bn (+5% QoQ)**

  Retail
  - Net revenue and income before income taxes both up QoQ; Strong performance in stock trading driven by market rally; Discretionary investments and insurance products also had a stronger quarter

  Asset Management
  - Inflows and market factors lifted assets under management to record high
  - Gains related to American Century Investments also contributed to highest quarterly income before income taxes since FY2001/02

  Wholesale
  - Equities in Japan and the Americas and Investment Banking booked stronger revenues QoQ
  - Income before income taxes down QoQ due to bonus provisions in line with performance and higher commissions and floor brokerage and business development expenses

Income before income taxes and net income[1]



Firm-wide
(billions of yen)
Income before income taxes
Net income
62.8
81.8
95.9
82.3
77.4
83.0
120.8
46.8
61.2
70.3
61.3
56.9
51.9
88.0
FY2016/17
FY2017/18
1Q
2Q
3Q
4Q
1Q
2Q
3Q



Three segment income before income taxes
Wholesale
Asset Management
Retail
67.5
61.1
87.4
62.6
63.8
63.0
66.2
FY2016/17
FY2017/18
1Q
2Q
3Q
4Q
1Q
2Q
3Q

1. *Net income attributable to Nomura Holdings shareholders.*
2. *Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.*
3. *Diluted net income attributable to Nomura Holdings shareholders per share.*

2

Overview of results Highlights (billions of yen, except EPS and ROE)—FY2017/18 -3Q Net revenue-406.6 Non-interest expenses-285.9 Income before income taxes-120.8 Net income1-88.0 EPS2-Y25.12 ROE3-12.4% QoQ-YoY +16%-+10% +6%-+5% +45%-+26% +70%-+25% +74%-+29% FY2017/18 1-3Q 1,118.9 837.7 281.2 196.7 Y55.12 9.3% YoY +6% +3% +17% +10% +13% Net income attributable to Nomura Holdings shareholders. Diluted net income attributable to Nomura Holdings shareholders per share. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period. 3

Business segment results Net revenue and income before income taxes (billions of yen) Net revenue Income before income taxes -FY2017/18FY2017/18—QoQ-YoY-YoY -3Q1-3Q- Retail-111.3-+9%-+10%-314.8-+16% Asset Management-36.5-+3%-+26%-100.0-+31% Wholesale-165.6-+4%-16%-503.9-11% Subtotal-313.4-+6%-4%-918.7-+0.4% Other *-89.0-+69%-3.1x-193.3-+50% Unrealized gain (loss) on investments in- equity securities held for operating purposes-4.2-+53%-67%-6.9-27% Net revenue-406.6-+16%-+10%-1,118.9-+6% Retail-31.3-+22%-+21%-81.7-+67% Asset Management-20.8-+2%-+49%-54.9-+63% Wholesale-14.0-17%-70%-56.4-58% Subtotal-66.2-+5%-24%-193.0-11% Other *-50.4-+191%81.4-5.4x Unrealized gain (loss) on investments in- equity securities held for operating purposes-4.2-+53%-67%-6.9-27% Income before income taxes-120.8-+45%-+26%-281.2-+17% *Additional information on “Other” (3Q)-Progress in winding up of EMEA subsidiary, Nomura Capital Markets Limited; booked income from FX translation adjustments -(approx. Y45bn) -Gain on changes to own and counterparty credit spreads relating to derivatives (Y2.9bn) 4

Retail Net revenue and income before income taxes1 (billions of yen)—FY2016/17-FY2017/18 QoQ-YoY -3Q-4Q-1Q-2Q-3Q- Net revenue-101.3-103.2-101.7-101.8-111.3-+9%-+10% Non-interest expenses-75.4-77.4-76.8-76.2-80.0-+5%-+6% Key points Net revenue: Y111.3bn (+9% QoQ; +10% YoY) Income before income taxes: Y31.3bn (+22% QoQ; +21% YoY) Both net revenue and income before income taxes up QoQ and YoY Strong performance in stocks amid market rally Continued to meet with clients to make proposals tailored to their needs; Increase in discretionary investments and insurance products Retail client assets at record high of Y122.8trn Income before income taxes-25.9-25.8-24.9-25.5-31.3-+22%-+21% Total sales4 Client franchise Retail client assets1 Accounts with balance NISA accounts opened (accumulated)2 Net inflows of cash and securities3 Dec / 3Q Sep / 2Q Y122.8trn Y115.2trn 5.33m 5.33m 1.61m 1.62m -Y14.0bn -Y77.8bn (billions of yen) Stocks Bonds Investment trusts Discretionary investments, Insurance products 4,000 3,000 2,000 1,000 0 -FY2016/17FY2017/18—3Q-4Q-1Q-2Q-3Q Total sales4 up 13% QoQ Stocks: +18% QoQ Higher trading of Japan and international stocks Sales of primary stocks declined from last quarter which included a large offering (subscriptions5: Y70.4bn; -78% QoQ) Investment trusts: +3% QoQ Inflows into products investing in high growth potential areas and low risk assets Bonds: Y493.6bn; -5% QoQ Sales of JGBs for individual investors up QoQ, while sales of foreign bonds declined Sales of discretionary investments and insurance products increased 79% QoQ 1. Capital Nomura Securities in Thailand and BDO Nomura Securities in Philippines were included from FY2017/18 3Q.-2. Including Junior NISA.-5 3. Cash and securities inflows minus outflows, excluding regional financial institutions.-4. Retail channels only.-5. Retail channels, Net & Call, and Hotto Direct.-

Retail: Client assets and recurring revenue on the rise Recurring revenue (billions of yen)-Recurring revenue (annualized, adjusted basis)—Recurring revenue cost coverage ratio (rhs)- 26%-28%-28%- 100.0-25%-25%-30% 80.0 20% 60.0 -78.6-80.9-84.4-89.2—74.0-10% 40.0 20.00% -FY2016/17-FY2017/18—3Q-4Q-1Q-2Q-3Q- Annualized recurring revenue grew to Y89.2bn Although redemptions of mainly Japan stock funds increased due to the market rally, client assets in investment trusts and discretionary investments increased QoQ due in part to discretionary investment net inflows and market factors -Dec / 3Q-Sep / 2Q Recurring revenue-Y22.5bn-Y21.3bn Investment trust net inflows1-Y62.4bn-Y19.7bn Discretionary investment net inflows1-Y79.4bn-Y27.6bn Sales of insurance products2-Y56.0bn-Y39.3bn Investment trust and discretionary investment AuM-Inflows of cash and securities (Retail channel) (trillions of yen)-Discretionary investment-(billions of yen) Stock investment trusts + Foreign investment trusts 15.0-1,500 -1,211 -2.4-2.4-2.5-2.6-2.71,120-1,128- 10.01,000-939-923- 5.0-10.0-10.1-10.3-10.6-10.8-500- 0.00—FY2016/17-FY2017/18FY2016/17-FY2017/18—Dec-Mar-Jun-Sep-Dec-3Q-4Q-1Q-2Q-3Q 1. Retail channels and Japan Wealth Management Group. 6 Retail channels only.

Asset Management

Net revenue and income before income taxes

(billions of yen)

	FY2016/17	FY2017/18				QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Net revenue	28.9	23.3	28.1	35.4	**36.5**	+3%	+26%
Non-interest expenses	14.9	14.6	14.5	15.0	**15.7**	+5%	+5%
Income before income taxes	14.0	8.7	13.6	20.5	**20.8**	+2%	+49%

Assets under management (net)[1]

(trillions of yen)



Investment trust business
Investment advisory business
43.2
14.6
28.6
44.4
14.8
29.5
46.1
15.3
30.8
48.0
15.9
32.1
50.7
16.4
34.3
FY2016/17
FY2017/18
Dec
Mar
Jun
Sep
Dec

Key points

- Net revenue: Y36.5bn (+3% QoQ; +26% YoY)
- Income before income taxes: Y20.8bn (+2% QoQ; +49% YoY)
  - Market factors combined with inflows into ETFs and other funds helped lift assets under management to a record high for fifth straight quarter
  - Higher asset management fees and gains related to American Century Investments also contributed to strongest income before income taxes since FY2001/02

Investment trust business

- Inflows into ETFs, privately placed funds for regional financial institutions, and funds distributed via banks
- Inflows into publicly offered stock funds (excl. ETFs) into bond funds that deliver stable performance

Top publicly offered stock funds (excl. ETFs) by inflows in 3Q

- Nomura PIMCO World Income Strategy Fund Course A: Y183.8bn
- Nomura India Investment Fund: Y54.8bn
- Nomura Fund Wrap Bond Premier: Y41.2bn

Investment advisory and international businesses

- Slight outflows from public and private pension funds in Japan
- International business also reported outflows, but funds flowed into UCITS[2] funds, mainly in India stock funds

1. *Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Wealth Square*
2. *Undertakings for Collective Investment in Transferable Securities (UCITS) is the main European framework covering collective investment schemes investing in transferable securities.*

7

Asset Management: Investment diversification with ETFs

NOMURA

Flow of funds[1]


(billions of yen)
Investment trust business
Investment advisory business
1,500
1,000
500
0
-500
1,132
95
1,038
1,284
315
969
230
316
-86
982
96
886
718
773
-55
FY2016/17
FY2017/18
3Q
4Q
1Q
2Q
3Q

Nomura Asset Management public investment trust market share[2]


28.0%
26.0%
24.0%
25.4%
25.7%
26.2%
26.4%
26.9%
FY2016/17
FY2017/18
Dec
Mar
Jun
Sep
Dec

Flow of funds in investment trust business[1]


(billions of yen)
Investment trust business (excl. ETFs)
MRFs, etc.
Other investment trusts (excl. ETFs)
ETF
1,500
1,000
500
0
-500
759
279
-233
1,203
132
183
-19
906
580
193
FY2016/17
FY2017/18
3Q
4Q
1Q
2Q
3Q

ETF growth and build out of product lineup

- Continued inflows has led to nearly 50% increase in ETF AuM over past year
- In December 2017, we listed six ETFs on Tokyo Stock Exchange including the first Japan fixed income ETF, foreign equity, foreign fixed income, and foreign REIT ETFs to provide diversification for investing key assets required to build portfolios


ETF AuM
(trillions of yen)
9.3
10.5
11.3
12.5
13.8
Dec
Mar
Jun
Sep
Dec
2016
2017

1. Based on assets under management (net). 2. Source: The Investment Trusts Association, Japan.

8

Wholesale

NOMURA

Net revenue and income before income expenses

(billions of yen)

	FY2016/17		FY2017/18			QoQ	YoY
	3Q	4Q	1Q	2Q	3Q		
Global Markets	173.0	143.5	154.2	136.1	**140.2**	+3%	-19%
Investment Banking	24.2	27.7	25.1	22.9	**25.5**	+11%	+5%
Net revenue	197.3	171.2	179.3	159.0	**165.6**	+4%	-16%
Non-interest expenses	149.9	143.1	154.0	142.0	**151.6**	+7%	+1%
Income before income taxes	47.4	28.1	25.4	17.0	**14.0**	-17%	-70%

Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
64.8
39.6
34.3
58.6
53.3
49.4
17.7
50.8
55.3
44.4
22.9
56.7
48.3
30.8
24.3
55.6
53.2
27.6
18.5
66.4
Americas
EMEA
AEJ
Japan
FY2016/17
FY2017/18
3Q
4Q
1Q
2Q
3Q

Key points

- Net revenue: Y165.6bn (+4% QoQ; -16% YoY)
- Income before income taxes: Y14.0bn (-17% QoQ; -70% YoY)

- Net revenue up QoQ
  - Market rally drove strong performance in Equities in Japan and the Americas, while Fixed Income remained roughly unchanged QoQ
  - Investment Banking booked higher revenues in Japan and AEJ
  - Unrealized loss related to a margin loan (approx. Y14bn; EMEA and AEJ approx. Y7bn each)
- Income before income taxes declined QoQ due to bonus provisions in line with performance and higher commissions and floor brokerage and business development expenses

Net revenue by region (QoQ; YoY)

- Japan: Y66.4bn (+19%; +13%)
  - Equities revenues at highest level in 10 quarters
  - Investment Banking revenues also up on contributions from M&A

- Americas: Y53.2bn (+10%; -18%)
  - Uptick in client activity drove solid performance in Equities

- EMEA: Y27.6bn (-10%; -30%), AEJ: Y18.5bn (-24%; -46%)
  - Revenues declined due to an unrealized loss related to a margin loan
  - In EMEA Fixed Income, Rates and Credit performance improved
  - In AEJ, Investment Banking revenues increased on contribution from completion of M&A transaction and other factors

9

NOMURA

Wholesale: Global Markets

Net revenue



(billions of yen)
Equities
Fixed Income
173.0
55.8
117.3
143.5
57.0
86.5
154.2
58.5
95.7
136.1
57.8
78.3
140.2
60.8
79.4
QoQ +3%
YoY -19%
FY2016/17
FY2017/18
3Q
4Q
1Q
2Q
3Q

FY2017/18 3Q net revenue by region



YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
Americas
EMEA
AEJ
Japan
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

- Net revenue: Y140.2bn (+3% QoQ; -19% YoY)
  - Fixed Income markets remained challenging amid low volatility; Equities booked stronger revenues on back of market rally

Fixed Income
- Net revenue: Y79.4bn (+1% QoQ; -32% YoY)
  - Roughly flat QoQ as uptick in Rates and Securitized Products offset a slowdown in Credit

Equities
- Net revenue: Y60.8bn (+5% QoQ; +9% YoY)
  - Revenues up QoQ on robust performance in both Derivatives and Cash, particularly in Japan and the Americas

- Americas: In Fixed Income, Credit slowed while Rates and Securitized Products both improved; Equities booked stronger revenues in both Cash and Derivatives, driven by increased client activity
- EMEA: Rates and Credit both improved QoQ
- AEJ: Fixed Income slowed QoQ due to subdued performance in Credit and despite pick up in Emerging Markets; Equities revenues declined due to an unrealized loss of approximately Y7bn related to a margin loan
- Japan: Client revenues declined in Fixed Income, while Equities reported robust performance in Derivatives and Cash Equities supported by pick up in client activity

10

NOMURA

Wholesale: Investment Banking

1H announced deals
3Q announced deals

Net revenue


(billions of yen)
Investment Banking (gross)
41.7
50.2
45.4
43.5
38.9
Investment Banking
24.2
27.7
25.1
22.9
25.5
QoQ +11%
YoY +5%
FY2016/17
FY2017/18
3Q
4Q
1Q
2Q
3Q

Leveraging global structure, undertaking high-profile mandates


Asia (Incl. Japan)
Hitachi Kokusai Electric repurchase of stake held by Hitachi and sale to HKE Holdings (Y272.2bn)
Kuroda Electric sale to MBK Partners (Y102.1bn)
Rawson Group (Australia) sale to Daiwa House Australia ($315m)
Hong Kong Nissin Foods Hong Kong IPO ($122m)
Chugoku Electric Euro-Yen CB (Y100bn)
BFCM (France) Samurai Bond (Y127.1bn)
Japan Post Holdings Global PO (Y1.3trn)
Aruhi Global IPO (Y24.9bn)
Advisor for Bain Capital and Goldman Sachs sale of Carver Korea (South Korea) to Unilever(UK) ($2.7bn)
Advisor for Toshiba sale of Toshiba Memory to a consortium led by Bain Capital (Y2trn)
EMEA
Advisor and financing for CDPQ (Canada) acquisition of Sebia (France) (M&A: Undisclosed / ALF:€1.0bn)
Wind Tre (Italy) Refinancing (€7.3bn)
Advisor for FEMSA(Mexico) sale of Heineken shares (€2.5bn)
Advisor and financing for Post Holdings (US) acquisition of Weetabix (UK) (M&A £1.4bn / ALF $2.2bn)
Americas
Advisor and financing for CVC Capital (UK) acquisition of PDC Brands (US) (M&A: $1.4bn / ALF $825m)
Caesars Resort Collection (US) Refinancing ($7.4bn)

Key points

- Net revenue: Y25.5bn (+11% QoQ; +5% YoY)
- Gross revenue: Y38.9bn (-11% QoQ; -7% YoY)
  - Despite stronger contribution from M&A and M&A related financing, revenues declined due to an unrealized loss related to a margin loan(gross: approx. Y14bn; net: approx. Y7bn)
  - Japan
    - ✓ M&A revenues increased and ECM revenues were robust driven by IPOs and high-profile financing mandates
    - ✓ #1 on Japan ECM, DCM, and Japan-related M&A league tables[1]
  - International
    - ✓ Revenue contributions from continued focus on M&A and M&A related financing
    - ✓ DCM remained robust and we ranked #7 in global SSA league table[2]

1. *Source: Thomson Reuters; DCM (corporate debt, including self-funded); Jan – Dec 2017.*
2. *Source: Dealogic, Jan – Dec 2017; SSA: Sovereigns, Supranationals, Agencies.*

11

NOMURA

Non-interest expenses

Full year / Quarter


(billions of yen)
1,500
1,000
500
0
1,230.5
1,080.4
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
(billions of yen)
400
300
200
100
0
272.7
266.8
283.4
268.5
285.9

	FY2015/16	FY2016/17	FY2016/17 3Q	FY2016/17 4Q	FY2017/18 1Q	FY2017/18 2Q	FY2017/18 3Q	QoQ
Compensation and benefits	574.2	496.4	127.6	114.9	136.2	122.0	**131.4**	**7.7%**
Commissions and floor brokerage	123.9	94.5	23.0	24.5	23.8	25.2	**25.3**	**0.0%**
Information processing and communications	189.9	175.3	42.2	47.3	44.6	47.3	**49.0**	**3.8%**
Occupancy and related depreciation	78.4	69.8	16.9	17.9	17.1	17.2	**16.8**	**-2.3%**
Business development expenses	35.9	35.1	8.8	11.1	8.4	7.8	**9.8**	**25.3%**
Other	228.2	209.3	54.2	51.1	53.3	48.9	**53.6**	**9.6%**
Total	1,230.5	1,080.4	272.7	266.8	283.4	268.5	**285.9**	**6.5%**

Key points

- Non-interest expenses: Y285.9bn (+6% QoQ)
  - Compensation and benefits (+8% QoQ)
    - ✓ Bonus provisions in line with performance and higher deferred compensation expenses
  - Information processing and communications (+4% QoQ)
    - ✓ Increase in depreciation expenses
  - Other (+10% QoQ)
    - ✓ Increase mainly due to higher expenses at consolidated subsidiaries

12

Robust financial position Balance sheet related indicators and capital ratios RWA and CET 1 capital ratio3 -Mar 2017-Sep 2017-Dec 2017 Total assets-Y42.9trn-Y44.1trn-Y44.5trn Shareholders’ equity-Y2.8trn-Y2.8trn-Y2.8trn Gross leverage-15.4x-15.6x-15.7x Net leverage1-8.6x-9.0x-9.1x Level 3 assets2-Y0.4trn-Y0.4trn-Y0.5trn (net) Liquidity portfolio-Y5.0trn-Y4.9trn-Y4.9trn (billions of yen)-Mar-Sep-Dec2 Basel 3 basis-2017-2017-2017 Tier 1 capital-2,690-2,741-2,742 Tier 2 capital-110-93-85 Total capital-2,799-2,834-2,827 RWA-13,978-14,868-15,000 Tier 1 capital ratio-19.2%-18.4%-18.2% CET 1 capital ratio3-18.2%-17.4%-17.3% Consolidated capital-20.0%-19.0%-18.8% adequacy ratio Consolidated leverage ratio4-4.63%-4.57%-4.49% HQLA5-Y4.5trn-Y4.1trn-Y4.1trn LCR5-180.0%-179.7%-175.9% (trillions of yen)-RWA (Basel 3) (lhs)-CET1 capital ratio (Basel 3) (rhs)- 20.0-17.7%-18.2%-18.1%-17.4%-17.3%-17.0% 15.0 10.0 5.0 0.0Fully loaded -FY2016/17-FY2017/18-Basel 3 2019 applied to balance sheet -Dec-Mar-Jun-Sep-Dec-at end Dec (estimate) Level 3 assets2 and net level 3 assets/Tier 1 capital- (billions of yen)—Level 3 Assets-Net Level 3 Assets-Net Level 3 Assets / Tier 1 Capital 800 600 -18%-17%-16%-16%-18% 400 200 0 -FY2016/17FY2017/18—Dec-Mar-Jun-Sep-Dec 20.0% 15.0% 10.0% 5.0% 0.0% 30% 20% 10% 0% 1. Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders’ equity. 2. Dec 2017 is preliminary. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets. 4. Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items). 5. Daily average for each quarter. 13

Funding and liquidity

Balance sheet structure

- Highly liquid, healthy balance sheet structure
  - 79% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency)
  - Other assets are funded by equity and long-term debt, ensuring structural stability

Liquidity portfolio[2]

- Liquidity portfolio:
  - Y4.9trn, or 11% of total assets
  - Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Balance sheet
(As of December 2017)



Assets
Liabilities and equity
Trading assets and related[1]
Cash and cash deposits
Other assets
Trading liabilities and related[1]
Other liabilities
Short-term borrowings
Long-term borrowings
Total equity

Unsecured funding[2]

- Approx. 80% of unsecured funding is long-term debt
- Diversified sources of funding



Short-term debt 14%
Long-term debt due within 1yr, 7%
Long-term debt, 79% Average maturity 5.5 years[3]
International 26%
Japan 74%
Loans (incl. subordinated)
Bank lending market
Euro MTN/Yen, retail bonds, etc.
Retail market
Euro MTN/Other, wholesale bonds, etc.
Wholesale market
Breakdown of short-term/long-term debt
Long-term debt by region
Funding of long-term debt

1. Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.
2. Definition differs from financial disclosures reflecting Liquidity Management's view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.
3. Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

14

Financial Supplement Nomura

Consolidated balance sheet (billions of yen)-Mar 31,-Dec 31,-Increase-Mar 31,-Dec 31,-Increase -2017-2017-(Decrease)-2017-2017-(Decrease) Assets-Liabilities Total cash and cash deposits-2,972-2,838-134-Short-term borrowings-543-688-145 -Total payables and deposits-3,708-3,917-208 Total loans and receivables-3,097-3,703-606-Total collateralized financing-19,061-19,306-245 -Trading liabilities-8,192-8,842-650 Total collateralized agreements-18,730-18,554-176-Other liabilities-1,309-1,144-164 -Long-term borrowings-7,195-7,677-481 Total trading assets1 and private-15,192-16,710-1,518-Total liabilities-40,008-41,574-1,566 equity investments- Total other assets-2,860-2,674-186-Equity -Total NHI shareholders’ equity-2,790-2,842-52 -Noncontrolling interest-54-64-10 Total assets-42,852-44,480-1,628-Total liabilities and equity-42,852-44,480-1,628 1. Including securities pledged as collateral.-16

Value at risk Definition-From April 1, 2017, to December 31, 2017 (billions of yen) 99% confidence level-Maximum:-5.3 1-day time horizon for outstanding portfolio-Minimum:-3.0 Inter-product price fluctuations considered-Average:-3.8 (billions of yen)-FY2015/16-FY2016/17 -Mar-Mar Equity-0.9-0.7 Interest rate-3.8-2.7 Foreign exchange-0.8-1.7 Sub-total-5.5-5.0 Diversification benefit-2.0-1.7 VaR-3.5-3.3 FY2016/17FY2017/18- Dec-Mar-Jun-Sep-Dec 1.4-0.7-0.9-0.8-1.2 2.9-2.7-2.5-3.0-2.7 3.7-1.7-1.8-2.1-2.6 8.0-5.0-5.2-5.9-6.5 -3.1-1.71.7-1.7-1.3 4.9-3.3-3.5-4.3-5.2 17

Consolidated financial highlights

NOMURA

Full year

(billions of yen)



300
200
100
0
10%
8%
6%
4%
2%
0%
Net income attributable to Nomura Holdings, Inc. ("NHI") shareholders
ROE(%)
4.9%
8.7%
131.6
239.6

Quarter

(billions of yen)



100
80
60
40
20
0
10%
8%
6%
4%
2%
0%
8.6%
8.7%
8.1%
7.7%
9.3%
70.3
61.3
56.9
51.9
88.0

	FY2015/16	FY2016/17	FY2016/17 3Q	FY2016/17 4Q	FY2017/18 1Q	FY2017/18 2Q	FY2017/18 3Q
Net revenue	1,395.7	1,403.2	368.6	349.1	360.8	351.5	**406.6**
Income before income taxes	165.2	322.8	95.9	82.3	77.4	83.0	**120.8**
Net income attributable to Nomura Holdings, Inc. ("NHI") shareholders	131.6	239.6	70.3	61.3	56.9	51.9	**88.0**
Total NHI shareholders' equity	2,700.2	2,789.9	2,807.2	2,789.9	2,847.0	2,836.2	**2,841.7**
ROE (%)[1]	4.9%	8.7%	8.6%	8.7%	8.1%	7.7%	**9.3%**
Basic-Net income attributable to NHI shareholders per share (yen)	36.53	67.29	19.89	17.38	16.07	14.70	**25.55**
Diluted-Net income attributable to NHI shareholders per share (yen)	35.52	65.65	19.44	17.00	15.77	14.45	**25.12**
Total NHI shareholders' equity per share (yen)	748.32	790.70	796.79	790.70	802.63	813.57	**835.72**

1. *Quarterly ROE is calculated using annualized year-to-date net income.*

18

Consolidated income Full year Quarter (billions of yen)-FY2015/16-FY2016/17 Revenue- Commissions-432.0-327.1 Fees from investment banking-118.3-92.6 Asset management and portfolio service fees-229.0-216.5 Net gain on trading-354.0-475.6 Gain (loss) on private equity investments-13.8-1.4 Interest and dividends-440.1-441.0 Gain (loss) on investments in equity securities-20.5-7.7 Other-156.5-153.6 Total revenue-1,723.1-1,715.5 Interest expense-327.4-312.3 Net revenue-1,395.7-1,403.2 Non-interest expenses-1,230.5-1,080.4 Income before income taxes-165.2-322.8 Net income attributable to NHI shareholders-131.6-239.6 FY2016/17-FY2017/18- 3Q-4Q-1Q-2Q-3Q 86.3-90.0-91.0-85.3-101.7 23.7-28.2-22.7-27.1-29.3 55.1-56.6-58.3-61.2-63.8 108.4-108.3-120.5-88.4-87.7 0.6-1.2-0.4-0.3-2.4 117.4-108.2-134.4-141.6-161.4 12.9-2.8-0.1-3.1-4.5 39.5-37.4-40.6-56.0-84.6 443.9-427.1-467.9-462.4-530.6 75.2-78.0-107.1-110.9-124.0 368.6-349.1-360.8-351.5-406.6 272.7-266.8-283.4-268.5-285.9 95.9-82.3-77.4-83.0-120.8 70.3-61.3-56.9-51.9-88.0 19

Main revenue items Full year Quarter Commissions Fees from investment banking Asset management and portfolio service fees (billions of yen)-FY2015/16-FY2016/17 Stock brokerage commissions-275.0-210.0 Other brokerage commissions-23.3-15.1 Commissions for distribution of investment trusts-89.5-75.1 Other-44.2-26.9 Total-432.0-327.1 Equity underwriting and distribution-56.7-22.4 Bond underwriting and distribution-12.9-16.9 M&A / Financial advisory fees-33.1-34.4 Other-15.6-18.9 Total-118.3-92.6 Asset management fees-164.4-148.7 Administration fees-45.7-50.2 Custodial fees-19.0-17.6 Total-229.0-216.5 FY2016/17-FY2017/18- 3Q-4Q-1Q-2Q-3Q 57.5-57.1-57.0-54.6-68.4 4.3-3.0-3.4-3.2-4.3 19.1-22.6-23.2-20.9-22.1 5.4-7.3-7.3-6.6-6.9 86.3-90.0-91.0-85.3-101.7 5.8-6.9-3.5-10.5-5.2 4.2-6.6-3.6-4.4-4.9 9.6-5.7-8.3-8.2-13.7 4.1-9.0-7.3-4.0-5.5 23.7-28.2-22.7-27.1-29.3 38.0-39.0-39.9-42.5-43.9 12.8-13.1-14.0-14.3-15.5 4.3-4.5-4.4-4.4-4.3 55.1-56.6-58.3-61.2-63.8 20

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year		Quarter				
	FY2015/16	FY2016/17	FY2016/17		FY2017/18		
			3Q	4Q	1Q	2Q	3Q
Retail[1]	127.6	74.8	25.9	25.8	24.9	25.5	**31.3**
Asset Management	36.7	42.3	14.0	8.7	13.6	20.5	**20.8**
Wholesale	15.4	161.4	47.4	28.1	25.4	17.0	**14.0**
Three business segments total	179.7	278.6	87.4	62.6	63.8	63.0	**66.2**
Other	6.1	37.6	-3.8	22.6	13.6	17.3	**50.4**
Segments total	185.8	316.2	83.5	85.1	77.4	80.3	**116.6**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-20.7	6.6	12.4	-2.8	0.0	2.7	**4.2**
Income (loss) before income taxes	165.2	322.8	95.9	82.3	77.4	83.0	**120.8**

Geographic information: Income (loss) before income taxes[2]

(billions of yen)	Full year		Quarter				
	FY2015/16	FY2016/17	FY2016/17		FY2017/18		
			3Q	4Q	1Q	2Q	3Q
Americas	-32.0	50.0	17.4	10.4	7.9	-1.5	**10.8**
Europe	-67.4	14.4	2.1	8.8	2.2	-1.4	**-16.5**
Asia and Oceania	19.8	23.7	11.9	-2.5	5.3	3.7	**7.4**
Subtotal	-79.6	88.1	31.4	16.7	15.5	0.9	**1.7**
Japan	244.8	234.7	64.6	65.6	62.0	82.2	**119.1**
Income (loss) before income taxes	165.2	322.8	95.9	82.3	77.4	83.0	**120.8**

1. *Capital Nomura Securities in Thailand and BDO Nomura Securities in Philippines were included from FY2017/18 3Q.*
2. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended December 31, 2017). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

21

Segment "Other"

NOMURA

Income (loss) before income taxes



Full year
Quarter
(billions of yen)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
-10.0
6.1
37.6
-3.8
22.6
13.6
17.3
50.4

	FY2015/16	FY2016/17	FY2016/17		FY2017/18		
			3Q	4Q	1Q	2Q	3Q
Net gain (loss) related to economic hedging transactions	6.4	-7.3	-15.9	0.8	-0.7	0.6	**-8.0**
Realized gain (loss) on investments in equity securities held for operating purposes	0.2	1.1	0.4	0.0	0.0	0.3	**0.4**
Equity in earnings of affiliates	32.7	32.3	11.0	9.4	7.0	8.4	**7.8**
Corporate items	-52.3	-6.4	-0.8	3.9	0.2	1.6	**-3.4**
Others	19.2	17.9	1.5	8.5	7.0	6.4	**53.7**
Income (loss) before income taxes	6.1	37.6	-3.8	22.6	13.6	17.3	**50.4**

22

Retail related data (1)

NOMURA

(billions of yen)	Full year FY2015/16	Full year FY2016/17	Quarter FY2016/17 3Q	FY2016/17 4Q	FY2017/18 1Q	FY2017/18 2Q	FY2017/18 3Q	QoQ	YoY
Commissions	220.3	171.8	47.1	47.5	47.3	43.8	**54.1**	**23.7%**	**15.0%**
Of which, stock brokerage commission	78.9	62.8	19.8	17.6	18.0	17.2	**25.4**	**47.7%**	**28.4%**
Of which, commissions for distribution of investment trusts	93.6	82.3	21.1	23.6	23.7	21.3	**22.6**	**6.0%**	**7.3%**
Sales credit	86.4	85.3	23.0	23.8	24.5	25.7	**23.8**	**-7.6%**	**3.4%**
Fees from investment banking and other	35.9	27.3	8.4	8.7	5.8	7.5	**6.6**	**-11.9%**	**-21.4%**
Investment trust administration fees and other	85.3	81.8	20.6	21.3	22.3	23.0	**24.2**	**5.1%**	**17.6%**
Net interest revenue	7.8	8.3	2.3	1.9	1.8	1.8	**2.6**	**43.1%**	**11.4%**
Net revenue[1]	435.6	374.4	101.3	103.2	101.7	101.8	**111.3**	**9.3%**	**9.8%**
Non-interest expenses[1]	308.0	299.6	75.4	77.4	76.8	76.2	**80.0**	**4.9%**	**6.1%**
Income before income taxes[1]	127.6	74.8	25.9	25.8	24.9	25.5	**31.3**	**22.5%**	**20.6%**
Domestic distribution volume of investment trusts[2]	5,644.9	3,376.3	908.2	912.2	944.0	886.0	**905.3**	**2.2%**	**-0.3%**
Bond investment trusts	1,094.0	0.2	0.0	0.0	0.0	0.0	**0.0**	**-**	**-**
Stock investment trusts	3,656.3	2,955.3	801.6	826.2	860.5	790.8	**820.6**	**3.8%**	**2.4%**
Foreign investment trusts	894.6	420.8	106.5	86.0	83.5	95.2	**84.7**	**-11.0%**	**-20.5%**
Other									
Accumulated value of annuity insurance policies	2,806.4	2,941.5	2,912.7	2,941.5	2,975.3	3,006.2	**3,057.6**	**1.7%**	**5.0%**
Sales of JGBs for individual investors (transaction base)	425.9	1,129.9	277.5	602.8	89.1	120.2	**194.6**	**62.0%**	**-29.8%**
Retail foreign currency bond sales	1,205.0	1,131.2	407.7	293.6	328.0	349.9	**253.7**	**-27.5%**	**-37.8%**

1. *Capital Nomura Securities in Thailand and BDO Nomura Securities in Philippines were included from FY2017/18 3Q.*
2. *Excluding Net & Call and Hotto Direct.*

23

Retail related data (2) Retail client assets1 (trillions of yen) Other-140—120- Foreign investment107.7 -100.6- trusts-100- Bond investment trusts-80- Stock investment trusts-60- Domestic bonds -40- Foreign currency bonds-20- Equities -0—FY2015/16-FY2016/17 -Mar-Mar Equities-60.2-66.3 Foreign currency bonds-5.6-6.0 Domestic bonds2-11.7-11.7 Stock investment trusts-8.6-8.8 Bond investment trusts-7.3-7.3 Foreign investment trusts-1.4-1.3 Other3-5.8-6.4 Total-100.6-107.7 122.8 -111.9-115.2 108.0-107.7- FY2016/17-FY2017/18- Dec-Mar-Jun-Sep-Dec 66.7-66.3-69.9-72.4-79.2 6.0-6.0-6.1-6.4-6.2 11.5-11.7-11.5-11.6-11.8 8.7-8.8-9.1-9.3-9.5 7.6-7.3-7.6-7.5-7.9 1.3-1.3-1.3-1.3-1.3 6.2-6.4-6.4-6.7-6.9 108.0-107.7-111.9-115.2-122.8 1. Capital Nomura Securities in Thailand and BDO Nomura Securities in Philippines were included from December 31, 2017.-24 2. Including CBs and warrants.-3. Including annuity insurance.-

Retail related data (3) Net inflows of cash and securities1 Full year (billions of yen) 1,000 500 48 0 -306 -500 FY2015/16 FY2016/17 Quarter (billions of yen) 1,000 500 0 14 -115-78- -43 -338 -500 -FY2016/17FY2017/18- 3Q-4Q-1Q-2Q-3Q 1. Cash and securities inflows minus outflows, excluding regional financial institutions.-25

Retail related data (4)

NOMURA

Number of accounts

(thousands)	FY2015/16	FY2016/17	FY2016/17		FY2017/18		
	Mar	Mar	Dec	Mar	Jun	Sep	Dec
Accounts with balance	5,389	5,363	5,383	5,363	5,342	5,328	**5,326**
Equity holding accounts	2,827	2,836	2,839	2,836	2,821	2,832	**2,800**
Nomura Home Trade[1] / Net & Call accounts	4,350	4,456	4,427	4,456	4,361	4,295	**4,339**

New Individual accounts / IT share[2]

	Full year		Quarter				
(thousands)	FY2015/16	FY2016/17	FY2016/17		FY2017/18		
			3Q	4Q	1Q	2Q	3Q
New individual accounts	336	231	55	65	52	53	**60**
IT share[2]							
No. of orders	58%	57%	56%	57%	58%	60%	**60%**
Transaction value	36%	34%	33%	35%	35%	38%	**38%**

1. *Number of accounts for previous years have been reclassified in line with definition introduced in FY2017/18 1Q.*
2. *Percentage of cash stock transactions conducted via Nomura Home Trade.*

26

Asset Management related data (1) Full year Quarter (billions of yen)-FY2015/16-FY2016/17 Net revenue-95.4-99.4 Non-interest expenses-58.7-57.1 Income before income taxes-36.7-42.3 FY2016/17-FY2017/18 -QoQ-YoY 3Q-4Q-1Q-2Q-3Q- 28.9-23.3-28.1-35.4-36.5-3.1%-26.3% 14.9-14.6-14.5-15.0-15.7-4.8%-5.0% 14.0-8.7-13.6-20.5-20.8-1.8%-48.9% Assets under management by company (trillions of yen)-FY2015/16-FY2016/17-FY2016/17-FY2017/18—Mar-Mar-Dec-Mar-Jun-Sep-Dec- Nomura Asset Management-43.5-47.4-46.3-47.4-48.9-50.7-53.3- Nomura Funds Research and Technologies-3.1-2.8-2.9-2.8-2.9-2.9-2.9- Nomura Corporate Research and Asset Management-1.6-2.4-2.1-2.4-2.6-2.8-2.8- Assets under management (gross) 1-48.2-52.6-51.4-52.6-54.4-56.4-59.1- Group company overlap-8.1-8.3-8.2-8.3-8.4-8.4-8.3- Assets under management (net) 2-40.1-44.4-43.2-44.4-46.1-48.0-50.7- 1. Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management and Wealth Square.27 2. Net after deducting duplications from assets under management (gross).-

Asset Management related data (2) Asset inflows/outflows by business1—Full year-Quarter—FY2016/17-FY2017/18- (billions of yen)-FY2015/16-FY2016/17 3Q-4Q-1Q-2Q-3Q- Investment trusts business-2,717-1,590-1,038-969-316-886-773 of which ETFs-2,339-1,934 Investment advisory business-2,038-584 Total net asset inflow-4,755-2,174 279-1,203-183-906-193 95-315-86-96-55 1,132-1,284-230-982-718 Domestic public investment trust market and Nomura Asset Management market share2 (trillions of yen)-FY2015/16-FY2016/17-FY2016/17-FY2017/18 -Mar-Mar-Dec-Mar-Jun-Sep-Dec- Domestic public stock investment trusts Market-78.6-85.9-83.0-85.9-88.0-92.1-97.4- Nomura Asset Management share (%)-21%-23%-22%-23%-24%-24%-25%- Domestic public bond investment trusts Market-13.9-12.8-13.6-12.8-13.4-13.1-13.8- Nomura Asset Management share (%)-46%-44%-44%-44%-43%-42%-44%- ETF Market-15.8-23.3-20.3-23.3-24.8-27.5-30.8- Nomura Asset Management share (%)-48%-45%-46%-45%-45%-45%-45%- 1. Based on assets under management (net).28 2. Source Investment Trusts Association, Japan.

Wholesale related data Full year Quarter (billions of yen)-FY2015/16-FY2016/17 Net revenue-720.3-739.3 Non-interest expenses-704.9-577.8 Income before income taxes-15.4-161.4 FY2016/17-FY2017/18-QoQ-YoY 3Q-4Q-1Q-2Q-3Q- 197.3-171.2-179.3-159.0-165.6-4.2%-16.0% 149.9-143.1-154.0-142.0-151.6-6.8%-1.2% 47.4-28.1-25.4-17.0-14.0-17.3%-70.4% Breakdown of Wholesale revenues Full year Quarter (billions of yen)-FY2015/16-FY2016/17 Fixed Income-275.2-411.3 Equities-325.1-231.9 Global Markets-600.3-643.1 Investment Banking1-120.0-96.1 Net revenue-720.3-739.3 Investment Banking (gross)1-205.7-167.8 FY2016/17-FY2017/18-QoQ-YoY 3Q-4Q-1Q-2Q-3Q- 117.3-86.5-95.7-78.3-79.4-1.4%-32.3% 55.8-57.0-58.5-57.8-60.8-5.2%-9.0% 173.0-143.5-154.2-136.1-140.2-3.0%-19.0% 24.2-27.7-25.1-22.9-25.5-11.2%-5.1% 197.3-171.2-179.3-159.0-165.6-4.2%-16.0% 41.7-50.2-45.4-43.5-38.9-10.7%-6.7% -29 1. Past figures for Investment Banking and Investment Banking (gross) have been reclassified in line with revised disclosure method from FY2016/17 2Q.-

Number of employees

	FY2015/16	FY2016/17	FY2016/17		FY2017/18		
	Mar	Mar	Dec	Mar	Jun	Sep	Dec
Japan	16,083	16,227	16,450	16,227	16,903	16,706	**16,583**
Europe	3,424	3,026	3,063	3,026	3,013	3,047	**3,054**
Americas	2,503	2,314	2,279	2,314	2,325	2,348	**2,349**
Asia and Oceania[1]	6,855	6,619	6,606	6,619	6,673	6,756	**6,786**
Total	28,865	28,186	28,398	28,186	28,914	28,857	**28,772**

1. *Includes Powai office in India.*

30

Disclaimer This document is produced by Nomura Holdings, Inc. (“Nomura”). Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information. All rights regarding this document are reserved by Nomura unless otherwise indicated. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura. This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (http://www.nomura.com) and on the SEC’s website (http://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions. Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. The consolidated financial information in this document is unaudited.

Nomura Holdings, Inc. www.nomura.com